Exhibit 99.1

Tidal Royalty Portfolio Company Diem Cannabis
Completes Key Milestones Towards Massachusetts Expansion

Toronto, Ontario — January 15, 2019. Tidal Royalty Corp. (CSE: RLTY.U) (“Tidal Royalty”), a leading provider of royalty financing to licensed U.S. cannabis operators, is pleased to announce that its portfolio company, Diem Cannabis, has made considerable progress towards expansion of its operations into the state of Massachusetts.

Further to Tidal Royalty’s news release dated September 4, 2018, Tidal Royalty and Diem Cannabis entered into an agreement whereby Tidal Royalty agreed to provide Diem Cannabis with up to US$12,500,000 over three years to develop and operate a large-scale cultivation and processing facility and up to four dispensaries in Massachusetts. In exchange, Diem Cannabis will pay Tidal Royalty 15% of sales from the financed operations. Since that announcement, Diem Cannabis has secured properties for dispensaries in Worcester and Springfield, a municipal license to operate a dispensary in Worcester, and a property and municipal license for cultivation and production in Orange. Diem Cannabis also purchased New England Patient Network (NEPN), a licensed operator of Registered Marijuana Dispensaries in the state, in December 2018. The acquisition will permit Diem Cannabis to operate medical marijuana treatment centers and is expected to provide priority consideration for Diem Cannabis’ expected forthcoming recreational cannabis licensing application.

“While we have always had confidence in the Diem Cannabis team’s ability to execute on their expansion plan, we are nonetheless impressed by how quickly they have been able to secure key strategic locations and garner municipal support for their efforts,” said Paul Rosen, Tidal Royalty’s CEO and Chairman. “Diem Cannabis is managed by experienced cannabis operators and they have maintained laser focus on working with local stakeholders to build partnerships that will sustain them in the long term.”

Massachusetts legalized medical cannabis in 2013 and adult use in 2016, with the first recreational sales having occurred in November 2018. With a population of 6.8 million and over 25 million visitors each year, as reported by the Massachusetts Office of Travel and Tourism, the market for cannabis sales in the state are projected by Statista to exceed US$1 billion annually by 2020. This past week, the Cannabis Advisory Board’s public safety committee recommended that the Cannabis Control Commission permit cannabis delivery and license social consumption lounges.

Diem Cannabis is an experienced cannabis operator that holds six operating licenses in Oregon and operates cultivation, processing and retail locations in Salem and Portland. Diem Cannabis is known for its unique retail experiences that create safe, inviting environments for new and experienced consumers. Besides Massachusetts, Diem Cannabis plans further expansion in additional states and is in discussion with Tidal Royalty to explore opportunities to work together on such plans.

Tidal Royalty’s portfolio of royalty financing and equity investments now includes: VLF Holdings LLC d/b/a Diem Cannabis (Oregon and Massachusetts); Lighthouse Strategies, LLC (California and Nevada); and FLRish, Inc. d/b/a Harborside (California). Tidal Royalty is currently in the process of evaluating multiple additional opportunities across the U.S., including in California, New York, Illinois, Ohio, Pennsylvania, Texas and Michigan. Tidal Royalty intends to provide further information on those opportunities when the respective parties reach an agreement and execute letters of intent.

About Tidal Royalty

Tidal Royalty provides royalty financing to the U.S. regulated cannabis industry. Led by an executive team with extensive industry experience in Canada and the U.S., Tidal Royalty provides operators with the funding they need to grow their business. Operators benefit from non-dilutive capital and investors get top-line access to a diversified portfolio of companies that will form the future of this transformative industry.

For further information, please contact:

Tidal Royalty Corp.

Terry Taouss, President

Email: terry@tidalroyalty.com

About Diem Cannabis

Further information about Diem Cannabis generally can be found at https://hellodiem.com/ and information about Diem Cannabis’ expansion can be found at https://www.prnewswire.com/news-releases/diem-cannabis-completes-key-milestones-towards-massachusetts-expansion-300777337.html. Tidal Royalty does not hereby incorporate any information from Diem Cannabis, whether in Diem Cannabis’ website or in any of its news releases or otherwise into this news release, into Tidal Royalty’s filings with securities regulators or stock markets, or into any other disclosure to Tidal Royalty’s investors.

Notice Regarding Forward-Looking Information

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities law. Forward-looking information is frequently characterized by words such as “plan”, “continue”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or information that certain events or conditions “may” or “will” occur. Readers are cautioned that forward-looking information contained in this new release is not based on historical facts but instead is based on reasonable assumptions and estimates of management. Forward-looking information contained in this news release includes, but is not limited to: the expected size of the market for cannabis in Massachusetts; the expected utility of and impact on operations of Diem Cannabis of the NEPN license purchase; the timing and success of license applications by Diem Cannabis; the growth and development of Tidal Royalty’s portfolio companies and their impact on the revenues of Tidal Royalty, including specifically Diem Cannabis’ plans for expansion into additional states and Tidal Royalty’s involvement with respect thereto; the realization of Tidal Royalty’s entitlements under the financing agreement; the ability of Tidal Royalty to enter into additional letters of intent and associated definitive documentation with current or further proposed investee companies, the operating and financial performance of any investee company to be funded by Tidal Royalty from time to time and the ability of Tidal Royalty to generate revenue or realize profit through royalty agreements or equity investments with any future investee companies. Further, this news release contains information provided by third-party sources, including information regarding the properties, characteristics and relative timing of the development of Diem Cannabis’ operations in Massachusetts that have not been independently-verified by Tidal Royalty. Forward-looking information contained herein is based on the opinions and reasonable assumptions and estimates of management as at the date hereof and is subject to a variety of known and unknown risks and uncertainties and other factors, many of which are beyond the control of Tidal Royalty, that could cause actual events or results of Tidal Royalty to differ materially from those expressed or implied in the forward-looking information. Such factors include: the fulfillment by Tidal Royalty’s portfolio companies of their obligations under executed agreements; the occurrence of changes of control or other significant transactions in the businesses of Tidal Royalty’s portfolio companies; the U.S. regulatory landscape and enforcement related to cannabis, including political risks and risks relating to regulatory change, risks relating to anti-money laundering laws and regulation, other governmental and environmental regulation, public opinion and perception of the cannabis industry, risks related to the enforceability of contracts, the requirement by Tidal Royalty to obtain additional financing, the limited operating history of Tidal Royalty, timeliness of government approvals for granting of permits and licences needed by any future investee companies, including licenses to cultivate cannabis, the actual operating and financial performance of any future investee company, competition and other risks affecting Tidal Royalty in particular and the U.S. cannabis industry generally, and the risk factors effecting Tidal Royalty disclosed in the listing statement of Tidal Royalty available at www.sedar.com. Because of such risks, uncertainties and other factors, investors should not place undue reliance on the forward-looking information contained herein. Tidal Royalty is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. The foregoing statements expressly qualify the forward-looking information contained herein. This release does not constitute an offer for sale of, nor a solicitation for offers to buy, any securities in the United States.

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.